File No. 1-8644




                          UNITED STATES

               SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C.










                           FORM U-3A-2


         Statement by Holding Company Claiming Exemption
          Under Rule U-3A-2 from the Provisions of the
           Public Utility Holding Company Act of 1935








                    IPALCO ENTERPRISES, INC.

               One Monument Circle, P.O. Box 1595
                Indianapolis, Indiana  46206-1595






                        February 27, 1997

                                                        File No. 1-8644
                          UNITED STATES

               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                           Form U-3A-2


         Statement by Holding Company Claiming Exemption
          Under Rule U-3A-2 from the Provisions of the
           Public Utility Holding Company Act of 1935

              To Be Filed Annually Prior to March 1


                    IPALCO ENTERPRISES, INC.

hereby files with the Securities and Exchange Commission (Commission), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest:

          IPALCO Enterprises, Inc. (claimant) is an Indiana corporation and has its principal executive office at One
     Monument Circle, Indianapolis, Indiana 46204.

          Indianapolis Power & Light Company (IPL) is an Indiana corporation engaged in the business of generating, transmitting and selling electric energy in the City of Indianapolis, Marion County and in neighboring cities, towns and communities and adjacent rural areas, all within the State of Indiana, the most distant point being about forty miles from Indianapolis. It also produces, distributes and sells steam within a limited area in such City. In July, 1965, IPL formed Property and Land Company, Inc., an Indiana Corporation, for the purpose of engaging in the business of buying, owning, holding, improving, leasing, selling, and otherwise dealing in and with real estate, and for other general purposes.

          In 1996, IPL formed IPL Funding Corporation, an Indiana corporation, for purposes of engaging in a financing transaction.

          Unless otherwise indicated, each of the following subsidiaries is an Indiana corporation conducting business within the State of Indiana. In July, 1984, claimant organized Mid-America Capital Resources, Inc. (MACR), a wholly-owned subsidiary of claimant, under and through which claimant intends to conduct its non-regulated activities. On November 17, 1989 a wholly owned subsidiary of MACR, called Mid-America Energy Resources, Inc.
     (MAER) was formed to own and operate a district cooling system to provide chilled water for the purpose of air conditioning buildings in downtown Indianapolis. On July 25, 1991, MAER acquired Cleveland Thermal Energy Corporation (CTEC), an Ohio corporation, as a subsidiary. CTEC owns and operates a steam heating system in Cleveland, Ohio. On March 31, 1992, Cleveland District Cooling Corporation (CDCC), an Ohio corporation, was formed to own and operate a district cooling system in downtown Cleveland.

          In 1992, MACR acquired a 30% ownership interest in Store Heat and Produce Energy, Inc. (SHAPE), and currently holds an 80% interest in SHAPE. SHAPE conducts research and development of energy storage technology. Indianapolis Campus Energy, Inc. (ICE) was formed in 1993 to construct, own and operate energy systems on campus locations such as industrial complexes or college campuses.

          Property and Land Company, Inc., MACR, MAER, CTEC, CDCC, SHAPE and ICE are not "public utility companies" as defined in the Act.

          Future diversification opportunities for investment into other business are continually being reviewed, but no further acquisition has been made as of the date hereof. In carrying out its diversification activities, claimant does not intend to take any action which will impair its primary commitment to provide adequate public utility service to customers of IPL.

     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, indicating the location of principal generating plants, transmission lines, and electric distribution facilities, including all such properties which are outside the State of Indiana and all transmission lines which deliver or receive electric energy at the borders of such State:

          At the date of the filing of this Statement the claimant had no properties of the nature above-described in the State of Indiana or elsewhere, being solely a holding company owning cash and all of the issued and outstanding shares of Common Stock of IPL and MACR.

          The properties of IPL, claimant's only public utility subsidiary, used for the generation, transmission and distribution of electric energy for sale are located wholly within the State of Indiana and consist of the following:
     Generating Plants:

          IPL owns and operates five primarily coal-fired generating plants, three of which are used for total electric generation and two of which are for a combination of electric and steam generation. The generating plants have a total gross nameplate rating of 3,035 MW, a winter capability of 3,046 MW and a summer capability of 2,968 MW. All figures are net of station use.

     Total Electric Stations:

     H.T. Pritchard Plant, 25 miles southwest of Indianapolis, seven units in service with 367 MW nameplate rating (net winter capability 344 MW, summer 341 MW).

     E.W. Stout Plant, located in the southwest part of Marion
        County, Indiana, eleven units in service with 921 MW nameplate rating (net winter capability 1,000 MW, summer 924 MW).

     Petersburg Plant, located in Pike County, Indiana, seven units in service with 1,716 MW nameplate rating (net winter capability 1,672 MW, summer 1,672 MW).

     The number of units indicated above include three gas turbine units at the Stout Plant added in 1973, one gas turbine added in 1994, one gas turbine added in 1995, one diesel unit each at Pritchard and Stout Plants and three diesel units at Petersburg Plant, all added in 1967.

     Combination Electric and Steam Stations:

     C.C. Perry Section K Plant, in the City of Indianapolis, with 20 MW nameplate rating (net winter capability 20 MW, summer 19 MW) for electric and a gross capacity of 1,990 M/lbs. per hour for steam.

     C.C. Perry Section W Plant, in the City of Indianapolis, with 11 MW nameplate rating (net winter capability 10 MW, summer 12 MW) for electric and a gross capacity of 300 M/lbs. per hour for steam.

     Transmission and Distribution System Properties:

          IPL's transmission system located entirely within the State of Indiana includes 457 circuit miles of 345,000 volt lines, 359 circuit miles of 138,000 volt lines and 269 miles of 34,500 volt lines. Distribution facilities include 4,693 pole miles and 19,826 wire miles of overhead lines. Underground distribution and service facilities include 477 miles of conduit and 5,276 wire miles of conductor. Underground street lighting facilities include 109 miles of conduit and 682 wire miles of conductor. The system also has 74 bulk power substations and 76 distribution substations.


          None of the transmission lines is positioned or located to deliver or receive electric energy at the borders of the State of Indiana.

     3. The following information is for the calendar year 1996 with respect to IPL, claimant's only subsidiary public utility company:

          (a) Number of KWH of electric energy sold (at retail or wholesale) by IPL: 14,081,105,171 KWH.

          (b) Number of KWH of electric energy distributed at retail outside the State of Indiana by IPL: None.

          (c) Number of KWH of electric energy sold at wholesale outside the State of Indiana by IPL: None.

          (d) Number of KWH of electric energy purchased outside the State of Indiana or at the State line: None.

     4. Claimant does not hold directly or indirectly any interest in an EWG or a foreign utility company.

     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

          Not Applicable.

     (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

          Not Applicable.

     (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

          Not Applicable.

     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

          Not Applicable.

     (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

          Not Applicable.

     Annexed hereto as Exhibit A is a consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year (1996), together with a consolidating balance sheet of the claimant and its subsidiary companies as of the close of such calendar year.

     Attached hereto as Exhibit B is the Financial Data Schedule.

     Exhibit C is not applicable to this filing. (See Paragraph 4 above.)

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officers on this 27th day of February, 1997.

                                   IPALCO Enterprises, Inc.
                                     (Name of claimant)




                                   By /s/ John R. Brehm
                                     John R. Brehm
                                     Vice President and Treasurer


(CORPORATE SEAL)



Attest:


/s/ Bryan G. Tabler
Bryan G. Tabler, Secretary




Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

     Bryan G. Tabler, Vice President, Secretary and General Counsel One Monument Circle, Indianapolis, Indiana 46204

                                                                IPALCO ENTERPRISES, INC. and SUBSIDIARIES                 EXHIBIT A
                                                             Consolidated Balance Sheets, December 31, 1996
                                                                        (Dollars in Thousands)



                                                                                    MACR
ASSETS                                                CTEC     CDCC      MAER     (Parent)     ICE
UTILITY PLANT:
  Utility plant in service                             $0       $0        $0         $0         $0
  Less accumulated depreciation                         0        0         0          0          0
--------------------------------------------------------------------------------------------------
    Utility plant in service - net                      0        0         0          0          0
  Construction work in progress                         0        0         0          0          0
  Property held for future use                          0        0         0          0          0
--------------------------------------------------------------------------------------------------
    Utility plant - net                                 0        0         0          0          0
--------------------------------------------------------------------------------------------------
OTHER ASSETS - NET                                 14,920   31,131    77,837     61,265     15,782
--------------------------------------------------------------------------------------------------
CURRENT ASSETS:
  Cash and cash equivalents                           299        0         8      5,794          1
  Financial investments                                 0        0         0          0          0
  Accounts receivable (less allowance
    for doubtful accounts - $1,159)                 2,640      228    23,738     35,003        374
  Fuel - at average cost                              504        0         0          0          0
  Materials and supplies-at average cost              315       73        93          0         37
  Prepayments and other current assets               (843)     678       124        191          3
--------------------------------------------------------------------------------------------------
      Total current assets                          2,915      979    23,963     40,988        415
--------------------------------------------------------------------------------------------------
DEFERRED DEBITS:

  Regulatory assets                                     0        0         0          0          0
  Miscellaneous                                       430    2,765     2,237        490      1,106
--------------------------------------------------------------------------------------------------
      Total deferred debits                           430    2,765     2,237        490      1,106
--------------------------------------------------------------------------------------------------
      TOTAL                                       $18,265  $34,875  $104,037   $102,743    $17,303
==================================================================================================


                                                                                                                          EXHIBIT A
CONTINUATION OF PREVIOUS TABLE                                  IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                                                             Consolidated Balance Sheets, December 31, 1996
                                                                         (Dollars in Thousands)



                                                                           Total
                                                  SHAPE      AES           MACR
ASSETS
UTILITY PLANT:
  Utility plant in service                          $0         $0             $0
  Less accumulated depreciation                      0          0              0
--------------------------------------------------------------------------------
    Utility plant in service - net                   0          0              0
  Construction work in progress                      0          0              0
  Property held for future use                       0          0              0
--------------------------------------------------------------------------------
    Utility plant - net                              0          0              0
--------------------------------------------------------------------------------
OTHER ASSETS - net                                 226         47        201,208
--------------------------------------------------------------------------------
CURRENT ASSETS:
  Cash and cash equivalents                          1          0          6,103
  Financial investments                              0          0              0
  Accounts receivable (less allowance
    for doubtful accounts - $1,159)                 99         34         62,116
  Fuel - at average cost                             0          0            504
  Materials and supplies-at average cost           182          0            700
  Prepayments and other current assets              16        150            319
--------------------------------------------------------------------------------
      Total current assets                         298        184         69,742
--------------------------------------------------------------------------------
DEFERRED DEBITS:

  Regulatory assets                                  0          0              0
  Miscellaneous                                    119          0          7,147
--------------------------------------------------------------------------------
      Total deferred debits                        119          0          7,147
--------------------------------------------------------------------------------
      TOTAL                                       $643       $231       $278,097
================================================================================


                                                                                                                          EXHIBIT A
CONTINUATION OF PREVIOUS TABLE                                  IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                                                              Consolidated Balance Sheets, December 31, 1996
                                                                         (Dollars in Thousands)


                                                 MACR
                                            Consolidating                                             Consolidating
                                                Entries        Consolidated                              Entries
                                             Debit     Credit       MACR       IPL      Enterprises  Debit  Credit  Consolidation
ASSETS
UTILITY PLANT:
Utility plant in service                  $0              $0         $0     $2,763,305         $0   $0          $0      $2,763,305
  Less accumulated depreciation            0               0          0      1,048,492          0    0           0       1,048,492
----------------------------------------------------------------------------------------------------------------------------------
    Utility plant in service - net         0               0          0      1,714,813          0    0           0       1,714,813
  Construction work in progress            0               0          0         63,243          0    0           0          63,243
  Property held for future use             0               0          0          9,913          0    0           0           9,913
----------------------------------------------------------------------------------------------------------------------------------
    Utility plant - net                    0               0          0      1,787,969          0    0           0       1,787,969
----------------------------------------------------------------------------------------------------------------------------------
OTHER ASSETS - net                                    95,421    105,787          5,799    853,684    0     851,609  (A)    113,661
----------------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
  Cash and cash equivalents                0               0      6,103          8,840      4,374    0           0          19,317
  Financial investments                    0               0          0              0          0    0           0               0
  Accounts receivable (less allowance
    for doubtful accounts - $1,159)        0          57,728      4,388          7,892     21,893    0      23,074  (B)     11,099
  Fuel - at average cost                   0               0        504         30,121          0    0           0          30,625
  Materials and supplies-at average cost   0               0        700         52,027          0    0           0          52,727
  Prepayments and other current assets     0               0        319          9,612          0    0           0           9,931
----------------------------------------------------------------------------------------------------------------------------------
      Total current assets                 0          57,728     12,014        108,492     26,267    0      23,074         123,699
----------------------------------------------------------------------------------------------------------------------------------
DEFERRED DEBITS:

  Regulatory assets                        0               0          0        137,974          0                          137,974
  Miscellaneous                            0               0      7,147         12,166        453    0           0          19,766
----------------------------------------------------------------------------------------------------------------------------------
      Total deferred debits                0               0      7,147        150,140        453    0           0         157,740
----------------------------------------------------------------------------------------------------------------------------------
      TOTAL                               $0        $153,149   $124,948     $2,052,400   $880,404   $0    $874,683      $2,183,069
==================================================================================================================================


                                                                                                                          EXHIBIT A
                                                                IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                                                             Consolidated Balance Sheets, December 31, 1996
                                                                        (Dollars in Thousands)



                                                                                       MACR
                                                   CTEC       CDCC       MAER        (Parent)       ICE
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:


  Common shareholders' equity:
    Common stock                                   $9,000    $25,000     $59,500      $33,702          $1
    Premium on 4% cumulative preferred
      stock                                             0          0           0            0           0
    Advances - Associated Companies                 7,724     15,205      29,025            0         323
    Retained earnings                                (882)    (6,512)     (5,945)      57,133         194
---------------------------------------------------------------------------------------------------------
        Total common shareholders' equity          15,842     33,693      82,580       90,835         518

    Cumulative preferred stock                          0          0           0            0           0
    Long-term debt                                      0          0      18,800            0      16,000
---------------------------------------------------------------------------------------------------------
        Total capitalization                       15,842     33,693     101,380       90,835      16,518
---------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
  Notes payable-banks and commercial paper              0          0           0       12,000           0
  Current maturities and sinking fund
      requirements                                      0          0           0            0           0
  Accounts payable and accrued expenses             2,509        409         686        1,606         531
  Dividends payable                                     0          0           0            0           0
  Taxes accrued                                       835          3         798          276         241
  Interest accrued                                      0          0          86           18           0
  Other current liabilities                             0          0           0            0           0
---------------------------------------------------------------------------------------------------------
        Total current liabilities                   3,344        412       1,570       13,900         772
---------------------------------------------------------------------------------------------------------
DEFERRED CREDITS AND OTHER
  LONG-TERM LIABILITIES:
  Accumulated deferred income taxes-net              (921)       770       1,087       (1,992)         13
  Unamortized investment tax credit                     0          0           0            0           0
  Accrued postretirement benefits                       0          0           0            0           0
  Accrued pension benefits                              0          0           0            0           0
  Miscellaneous                                         0          0           0            0           0
---------------------------------------------------------------------------------------------------------
        Total deferred credits and other
        long-term liabilities                        (921)       770       1,087       (1,992)         13
---------------------------------------------------------------------------------------------------------
      TOTAL                                       $18,265    $34,875    $104,037     $102,743     $17,303
=========================================================================================================

                                                        0          0           0            0           0


                                                                                                                          EXHIBIT A
CONTINUATION OF PREVIOUS TABLE
                                                                IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                                                             Consolidated Balance Sheets, December 31, 1996
                                                                       (Dollars in Thousands)



                                                                        Total
                                                SHAPE      AES          MACR
CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
  Common shareholders' equity:
    Common stock                                $1,545       $375      $129,123
    Premium on 4% cumulative preferred
      stock                                          0          0             0
    Advances - Associated Companies              4,710        741        57,728
    Retained earnings                           (5,728)    (1,239)       37,021
-------------------------------------------------------------------------------
        Total common shareholders' equity          527       (123)      223,872

    Cumulative preferred stock                       0          0             0
    Long-term debt                                   0          0        34,800
-------------------------------------------------------------------------------
        Total capitalization                       527       (123)      258,672
-------------------------------------------------------------------------------
CURRENT LIABILITIES:
  Notes payable-banks and commercial paper           0          0        12,000
  Current maturities and sinking fund
      requirements                                   0          0             0
  Accounts payable and accrued expenses            118        487         6,346
  Dividends payable                                  0          0             0
  Taxes accrued                                      7          1         2,161
  Interest accrued                                   0          0           104
  Other current liabilities                          0          0             0
-------------------------------------------------------------------------------
        Total current liabilities                  125        488        20,611
-------------------------------------------------------------------------------
DEFERRED CREDITS AND OTHER
  LONG-TERM LIABILITIES:
  Accumulated deferred income taxes                 (9)      (134)       (1,186)
  Unamortized investment tax credit                  0          0             0
  Accrued postretirement benefits                    0          0             0
  Accrued pension benefits                           0          0             0
  Miscellaneous                                      0          0             0
-------------------------------------------------------------------------------
        Total deferred credits and other
        long-term liabilities                       (9)      (134)       (1,186)
-------------------------------------------------------------------------------
      TOTAL                                       $643       $231      $278,097
===============================================================================

                                                     0          0             0


                                                                                                                          EXHIBIT A
CONTINUATION OF PREVIOUS TABLE
                                                                IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                                                             Consolidated Balance Sheets, December 31, 1996
                                                                          (Dollars in Thousands)

                                                     MACR
                                                 Consolidating
                                                    Entries   Consolidated                       Consolidating Entries
                                           Debit     Credit     MACR        IPL      Enterprises   Debit     Credit   Consolidation
CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
  Common shareholders' equity:
    Common stock                           $95,421   $0        $33,702      $324,537   $389,966    $358,239  (A)  $0       $389,966
    Premium on 4% cumulative preferred
    stock                                        0    0              0         1,363          0           0        0          1,363
    Advances - Associated Companies         57,728    0              0                                                            0
    Retained earnings                            0    0         37,021       456,349    466,397     493,370  (A)   0        466,397
-----------------------------------------------------------------------------------------------------------------------------------
        Total common shareholders' equity  153,149    0         70,723       782,249    856,363     851,609        0        857,726

    Cumulative preferred stock                   0    0              0        51,898          0           0        0         51,898
    Long-term debt                               0    0         34,800       627,791          0           0        0        662,591
-----------------------------------------------------------------------------------------------------------------------------------
        Total capitalization               153,149    0        105,523     1,461,938    856,363     851,609        0      1,572,215
-----------------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
  Notes payable-banks and commercial paper       0    0         12,000        34,000          0           0        0         46,000
  Current maturities and sinking fund
      requirements                               0    0              0        11,250          0           0        0         11,250
  Accounts payable and accrued expenses          0    0          6,346        56,537      1,311       1,972  (B)   0         62,222
  Dividends payable                              0    0              0        21,910     21,404      21,102  (B)   0         22,212
  Taxes accrued                                  0    0          2,161        19,621      1,377           0        0         23,159
  Interest accrued                               0    0            104        13,301        (51)          0        0         13,354
  Other current liabilities                      0    0              0        14,519          0           0        0         14,519
-----------------------------------------------------------------------------------------------------------------------------------
        Total current liabilities                0    0         20,611       171,138     24,041      23,074        0        192,716
-----------------------------------------------------------------------------------------------------------------------------------
DEFERRED CREDITS AND OTHER
  LONG-TERM LIABILITIES:
  Accumulated deferred income taxes              0    0         (1,186)      304,854       (195)          0        0        303,473
  Unamortized investment tax credit              0    0              0        47,722          0           0        0         47,722
  Accrued postretirement benefits                0    0              0        23,635          0                              23,635
  Accrued pension benefits                       0    0              0        37,283          0                              37,283
  Miscellaneous                                  0    0              0         5,830        195           0        0          6,025
-----------------------------------------------------------------------------------------------------------------------------------
        Total deferred credits and other
        long-term liabilities                    0    0         (1,186)      419,324          0           0        0        418,138
-----------------------------------------------------------------------------------------------------------------------------------
      TOTAL                               $153,149   $0       $124,948    $2,052,400   $880,404    $874,683       $0     $2,183,069
===================================================================================================================================

                                           153,149   (153,149)       0             0          0    (874,683)      874,683         0


                                                                                                                          EXHIBIT A

                                                             IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                                                                 Statements of Consolidated Income
                                                                For the Year Ended December 31, 1996
                                                                      (Dollars In Thousands)



                                                                                       MACR
                                                   CTEC        CDCC      MAER        (Parent)      ICE
UTILITY OPERATING REVENUES:
  Electric                                           $0           $0       $0           $0          $0
  Steam                                               0            0        0            0           0
------------------------------------------------------------------------------------------------------
        Total operating revenues                      0            0        0            0           0
------------------------------------------------------------------------------------------------------
UTILITY OPERATING EXPENSES:
  Operation:
    Fuel                                              0            0        0            0           0
    Other                                             0            0        0            0           0
  Power purchased                                     0            0        0            0           0
  Purchased steam                                     0            0        0            0           0
  Maintenance                                         0            0        0            0           0
  Depreciation and amortization                       0            0        0            0           0
  Taxes other than income taxes                       0            0        0            0           0
  Income taxes - net                                  0            0        0            0           0
------------------------------------------------------------------------------------------------------
        Total operating expenses                      0            0        0            0           0
------------------------------------------------------------------------------------------------------
OPERATING INCOME                                      0            0        0            0           0
------------------------------------------------------------------------------------------------------
OTHER INCOME AND DEDUCTIONS:
  Allowance for equity funds used
    during construction
  Other - net                                      (569)      (2,180)   2,632         (113)        981
  Income taxes - net                                244          765     (633)          32        (129)
------------------------------------------------------------------------------------------------------
        Total other income and deductions-net      (325)      (1,415)   1,999          (81)        852
------------------------------------------------------------------------------------------------------
INCOME BEFORE INTEREST AND OTHER CHARGES           (325)      (1,415)   1,999          (81)        852
------------------------------------------------------------------------------------------------------
INTEREST AND OTHER CHARGES:
  Interest on long-term debt                          0            0    1,027            0         658
  Allowance for borrowed funds
    used during construction                          0            0        0            0           0
  Other interest                                      0            0        0          491           0
  Amortization of redemption premiums
    and expenses on debt - net                        0            0       16            0           0
  Preferred dividend
   requirements of subsidiary                         0            0        0            0           0
------------------------------------------------------------------------------------------------------
        Total interest and other charges - net        0            0    1,043          491         658
------------------------------------------------------------------------------------------------------
      NET INCOME                                  ($325)     ($1,415)    $956        ($572)       $194
======================================================================================================
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING

EARNINGS PER SHARE OF COMMON STOCK



                                                                                                                          EXHIBIT A
CONTINUATION OF PREVIOUS TABLE
                                                             IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                                                                 Statements of Consolidated Income
                                                                For the Year Ended December 31, 1996
                                                                      (Dollars In Thousands)



                                                                        Consolidated
                                                     SHAPE      AES        MACR
UTILITY OPERATING REVENUES:
  Electric                                                $0        $0         $0
  Steam                                                    0         0          0
---------------------------------------------------------------------------------
        Total operating revenues                           0         0          0
---------------------------------------------------------------------------------
UTILITY OPERATING EXPENSES:
  Operation:
    Fuel                                                   0         0          0
    Other                                                  0         0          0
  Power purchased                                          0         0          0
  Purchased steam                                          0         0          0
  Maintenance                                              0         0          0
  Depreciation and amortization                            0         0          0
  Taxes other than income taxes                            0         0          0
  Income taxes - net                                       0         0          0
---------------------------------------------------------------------------------
        Total operating expenses                           0         0          0
---------------------------------------------------------------------------------
OPERATING INCOME                                           0         0          0
---------------------------------------------------------------------------------
OTHER INCOME AND DEDUCTIONS:
  Allowance for equity funds used
    during construction
  Other - net                                         (1,898)   (1,993)    (3,140)
  Income taxes - net                                     719       754      1,752
---------------------------------------------------------------------------------
        Total other income and deductions-net         (1,179)   (1,239)    (1,388)
---------------------------------------------------------------------------------
INCOME BEFORE INTEREST AND OTHER CHARGES              (1,179)   (1,239)    (1,388)
---------------------------------------------------------------------------------
INTEREST AND OTHER CHARGES:
  Interest on long-term debt                               0         0      1,685
  Allowance for borrowed funds
    used during construction                               0         0          0
  Other interest                                           0         0        491
  Amortization of redemption premiums
    and expenses on debt - net                             0         0         16
  Preferred dividend
   requirements of subsidiary                              0         0          0
---------------------------------------------------------------------------------
        Total interest and other charges - net             0         0      2,192
---------------------------------------------------------------------------------
      NET INCOME                                     ($1,179)  ($1,239)   ($3,580)
=================================================================================
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING

EARNINGS PER SHARE OF COMMON STOCK



                                                                                                                          EXHIBIT A
CONTINUATION OF PREVIOUS TABLE
                                                             IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                                                                  Statements of Consolidated Income
                                                                For the Year Ended December 31, 1996
                                                                        (Dollars In Thousands)



                                                                        Consolidating Entries
                                                     IPL    Enterprises   Debit       Credit    Consolidation
UTILITY OPERATING REVENUES:
  Electric                                        $724,764        $0    $0           $0         $724,764
  Steam                                             37,739         0     0            0           37,739
--------------------------------------------------------------------------------------------------------
        Total operating revenues                   762,503         0     0            0          762,503
--------------------------------------------------------------------------------------------------------
UTILITY OPERATING EXPENSES:
  Operation:
    Fuel                                           164,339         0     0            0          164,339
    Other                                          137,192         0     0            0          137,192
  Power purchased                                   18,365         0     0            0           18,365
  Purchased steam                                    7,240         0     0            0            7,240
  Maintenance                                       67,768         0     0            0           67,768
  Depreciation and amortization                    102,769         0     0            0          102,769
  Taxes other than income taxes                     33,363         0     0            0           33,363
  Income taxes - net                                68,248         0     0            0           68,248
--------------------------------------------------------------------------------------------------------
        Total operating expenses                   599,284         0     0            0          599,284
--------------------------------------------------------------------------------------------------------
OPERATING INCOME                                   163,219         0     0            0          163,219
--------------------------------------------------------------------------------------------------------
OTHER INCOME AND DEDUCTIONS:
  Allowance for equity funds used
    during construction                              5,967         0     0            0            5,967
  Other - net                                       (2,527)   (2,389)    0            0           (8,056)
  Income taxes - net                                   982       911     0            0            3,645
--------------------------------------------------------------------------------------------------------
        Total other income and deductions-net        4,422    (1,478)    0            0            1,556
--------------------------------------------------------------------------------------------------------
INCOME BEFORE INTEREST AND OTHER CHARGES           167,641    (1,478)    0            0          164,775
--------------------------------------------------------------------------------------------------------
INTEREST AND OTHER CHARGES:
  Interest on long-term debt                        43,425         0     0            0           45,110
  Allowance for borrowed funds
    used during construction                        (3,354)        0     0            0           (3,354)
  Other interest                                     3,638        73     0            0            4,202
  Amortization of redemption premiums
    and expenses on debt - net                       1,344         0     0            0            1,360
  Preferred dividend
   requirements of subsidiary                        3,182         0     0            0            3,182
--------------------------------------------------------------------------------------------------------
        Total interest and other charges - net      48,235        73     0            0           50,500
--------------------------------------------------------------------------------------------------------
      NET INCOME                                  $119,406   ($1,551)   $0           $0         $114,275
========================================================================================================
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                                                        56,924
                                                                                                  ======
EARNINGS PER SHARE OF COMMON STOCK                                                                 $2.01
                                                                                                  ======


                                                                                                                          EXHIBIT A
                                                             IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                                                            Statements of Consolidated Retained Earnings
                                                                For the Year Ended December 31, 1996
                                                                      (Dollars in Thousands)



                                                                                      MACR
                                                  CTEC       CDCC        MAER        (Parent)      ICE


RETAINED EARNINGS AT BEGINNING OF YEAR            ($557)     ($5,097)   ($6,901)     $57,705        $0

NET INCOME                                         (325)      (1,415)       956         (572)      194
------------------------------------------------------------------------------------------------------
      Total                                        (882)      (6,512)    (5,945)      57,133       194
------------------------------------------------------------------------------------------------------

DEDUCT:
  Cash dividends declared:
    Cumulative preferred stock - at
      prescribed rate of each series                  0            0          0            0         0
    Common stock                                      0            0          0            0         0
------------------------------------------------------------------------------------------------------
      Total                                           0            0          0            0         0
------------------------------------------------------------------------------------------------------

RETAINED EARNINGS AT END OF YEAR                  ($882)     ($6,512)   ($5,945)     $57,133      $194
======================================================================================================


                                                                                                                          EXHIBIT A
CONTINUATION OF PREVIOUS TABLE
                                                             IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                                                            Statements of Consolidated Retained Earnings
                                                               For the Year Ended December 31, 1996





                                                                        Total
                                                   SHAPE      AES       MACR


RETAINED EARNINGS AT BEGINNING OF YEAR            ($4,549)        $0   $40,601

NET INCOME                                         (1,179)    (1,239)   (3,580)
------------------------------------------------------------------------------
      Total                                        (5,728)    (1,239)   37,021
------------------------------------------------------------------------------

DEDUCT:
  Cash dividends declared:
    Cumulative preferred stock - at
      prescribed rate of each series                    0          0         0
    Common stock                                        0          0         0
------------------------------------------------------------------------------
      Total                                             0          0         0
------------------------------------------------------------------------------

RETAINED EARNINGS AT END OF YEAR                  ($5,728)   ($1,239)  $37,021
===============================================================================


                                                                                                                          EXHIBIT A
CONTINUATION OF PREVIOUS TABLE
                                                             IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                                                           Statements of Consolidated Retained Earnings
                                                               For the Year Ended December 31, 1996



                                               MACR
                                            Consolidating
                                               Entries       Consolidated         Consolidated   Consolidating Entries
                                          Debit     Credit       MACR     IPL     Enterprises    Debit       Credit  Consolidation

RETAINED EARNINGS AT BEGINNING OF YEAR    $0         $0      $40,601    $421,229     $436,408    $461,830 (A)       $0    $436,408

NET INCOME                                 0          0       (3,580)    122,588      114,275     119,008 (A)              114,275
----------------------------------------------------------------------------------------------------------------------------------
      Total                                0          0       37,021     543,817      550,683     580,838            0     550,683
----------------------------------------------------------------------------------------------------------------------------------

DEDUCT:
  Cash dividends declared:
    Cumulative preferred stock - at
      prescribed rate of each series       0          0            0       3,182            0           0        3,182(A)        0
    Common stock                           0          0            0      84,286       84,286           0       84,286(A)   84,286
----------------------------------------------------------------------------------------------------------------------------------
      Total                                0          0            0      87,468       84,286           0       87,468      84,286
----------------------------------------------------------------------------------------------------------------------------------

RETAINED EARNINGS AT END OF YEAR          $0         $0      $37,021    $456,349     $466,397    $580,838      $87,468    $466,397
==================================================================================================================================



                                                                                                  EXHIBIT A

       IPALCO ENTERPRISES, INC. and SUBSIDIARIES


   Consolidating Entries for the Year Ended December 31, 1996

                                                                  Debit                   Credit

(A) Common Stock - IPL                                           $324,537
     Common Stock - Mid-America                                    33,702
     Retained Earnings - Subsidiaries
       (Beginning Balance)*                                       461,830
     Net Income of Subsidiary Companies*                          119,008

         Preferred Dividends - IPL*                                                       $3,182
         Dividends Declared of Subsidiary Companies*                                      84,286
         Investment in Subsidiary Companies                                              851,609

To eliminate Enterprises investments in IPL and Mid-America.
*Net Credit to Retained Earnings on the balance sheet is $493,370



(B)  Accounts Payable                                              $1,972
      Dividends Payable                                            21,102

         Accounts Receivable from Associated Companies                                    23,074

To eliminate intercompany receivables and payables.